UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K


 X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934


For the fiscal year ended December 31, 2004
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934



For the transition period from                       to
                               ---------------------    ---------------------



Commission file number 2-88284
                       -------





                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                  ---------------------------------------------
                            (Full title of the plan)



                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313)-556-5000



     Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                            Peter R. Bible
                                            Chief Accounting Officer
                                            General Motors Corporation
                                            300 Renaissance Center
                                            Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------
(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE                 Page No.
    ----------------------------------------------                 --------

     The General Motors Personal Savings Plan for
      Hourly-Rate Employees in the United States:
        Report of Independent Registered Public Accounting Firm           3
        Statements of Assets Available for Benefits, as of
         December 31, 2004 and 2003                                       4
        Statements of Changes in Assets Available for
         Benefits for the Years Ended December 31, 2004 and 2003          5
        Notes to Financial Statements                                     6
        Supplemental Schedule, Form 5500 Schedule H, Part IV,
         Line 4i - Schedule of Assets (Held at End of Year)
           as of December 31, 2004                                       16

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.


(b) EXHIBIT
    -------

      Exhibit 23 - Consent of Independent Registered Public
                     Accounting Firm                                     17





                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          The General Motors Personal
                                          Savings Plan for Hourly-Rate
                                          Employees in the United States
                                          -----------------------------
                                                  (Name of Plan)


Date     July 6, 2005           By:
         ------------


                                          /s/G. Richard Wagoner, Jr.
                                          -------------------------
                                          (G. Richard Wagoner, Jr.,
                                           Chairman of the
                                           Board of Directors)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States:

We have audited the accompanying statements of assets available for benefits of The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.







/s/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP


Detroit, Michigan
June 30, 2005

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2004 AND 2003

                                             2004               2003
                                         -----------        ------------
                                           (dollars in thousands)
ASSETS:

Investment in General Motors Savings
  Plans Master Trust (Note D):
  Investments - at estimated fair value  $8,462,573          $7,721,495
  Loans                                     426,167             393,260

Employee contributions receivable             3,960                   0
                                          ---------           ---------
   Total assets                           8,892,700           8,114,755
                                          ---------           ---------


ASSETS AVAILABLE FOR BENEFITS            $8,892,700          $8,114,755
                                          =========           =========



Reference should be made to the Notes to Financial Statements.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                               2004                 2003
                                           ------------          -----------
                                               (Dollars in Thousands)

ADDITIONS:

  Net investment gain from General
   Motors Savings Plans Master
   Trust (Note D)                             $333,170           $1,355,046

  Employee contributions                       456,259              461,606
                                               -------            ---------

  Total additions                              789,429            1,816,652

DEDUCTIONS-

  Distributions to participants               (527,234)            (363,752)

NET TRANSFERS IN (OUT) (Note E)                515,750                 (815)
                                             ---------            ---------

NET INCREASE                                   777,945            1,452,085

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                          8,114,755            6,662,670
                                             ---------            ---------

  End of year                               $8,892,700           $8,114,755
                                             =========            =========

Reference should be made to the Notes to Financial Statements.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

A. THE PLAN

   GENERAL - General Motors Corporation (the "Corporation" or "GM") and certain unions have established The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan"), a defined contribution plan. Generally, eligible hourly-rate full-time and part-time employees may participate and accumulate savings under the Plan on the first day of the first pay period following the attainment of seniority, as defined in the Plan. Except for purposes of investment of Plan assets, the Investment Funds Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees, and committees, with authority delegated from the Plan fiduciary, controls and manages the non-investment operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document and prospectus for a complete description of the Plan's provisions.

   PARTICIPANT CONTRIBUTIONS - An eligible participant employed by the Corporation ("an Eligible Employee") may elect to make pre-tax contributions ("Deferred Savings"), in 1% increments, up to 60% for 2004 and up to 40% for 2003, of eligible weekly earnings up to the maximum Internal Revenue Service (the "IRS") 401(k) limit of $13,000 and $12,000 in 2004 and 2003 respectively. In addition, an Eligible Employee may elect to contribute, in 1% increments, up to 100% of his or her profit sharing distribution from the General Motors Profit Sharing Plan for Hourly-Rate Employees in the United States to his or her account in the Plan. Profit sharing amounts contributed to the Plan on behalf of an Eligible Employee are invested in the same investment option(s) as selected by the participant for weekly contributions to the Plan. Employee contributions vest immediately. An Eligible Employee may also contribute to the Plan on an after-tax ("After-Tax Savings"), or a combination of a pre-tax and an after-tax basis up to 60% in 2004 and 40% in 2003, of weekly earnings as defined in the Plan.

   An Eligible Employee age 50 or older or who will attain age 50 by the end of the calendar year is eligible to make catch-up contributions to their account. A catch-up contribution is a separate contribution election that is pre-tax only, and is made only after the participant's contributions have been limited by a tax law limit such as the annual 401(k) contribution limit.

   EMPLOYER CONTRIBUTIONS - For certain employees hired on or after January 1, 1994, the Corporation contributes an amount equal to a certain percent (based on local units competitive hire agreements) of eligible weekly earnings to such participants' accounts in the form of the Corporation's $1-2/3 par value common stock. Such participants must be in the Plan for at least three years to be vested in assets acquired with employer contributions, at which time the participant may transfer such assets to other available investment options. Forfeitures, if any, are used to offset future employer contributions. There were no employer contributions made in 2004 and 2003.

   FUND EXCHANGES - Participants may exchange funds between investment options on any business day on which the New York Stock Exchange is open ("Business Day").

   REDEMPTION FEES -- Effective June 1, 2003, a 1% short-term trading fee on the Promark International Equity Fund and the Promark Emerging Markets Equity Fund was instituted. From time to time, certain funds may impose a redemption fee if an investment is held for less than a stated period. If applicable, these fees are disclosed in the individual mutual fund

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   prospectuses which contains additional information about each fund. The redemption fees are paid to the respective funds and help protect the funds' performance and shareholders by discouraging frequent trading in response to short-term market fluctuations.

   PARTICIPANT WITHDRAWALS - A participant may withdraw Deferred Savings in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, After-Tax Savings may be withdrawn at any time, however, Deferred Savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The funds that represent a hardship distribution must conform to conditions required by the IRS. A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for 12 months following the distribution.

   The Corporation pays certain costs of Plan administration.

   INVESTMENT OPTIONS - The participants must direct, in 1% increments, how their contributions are to be invested. The following investment options are available to the participants:

   o General Motors $1-2/3 Par Value Common Stock Fund,
   o Promark Funds
   o Mutual Funds

   During 2003, employee contributions could be invested into the GM Class H Common Stock Fund. Effective December 23, 2003 employee contributions could no longer be invested into the GM Class H Common Stock Fund.

   DESCRIPTION OF INVESTMENT OPTIONS:

   General Motors $1-2/3 Par Value Common Stock Fund - Under this investment option, the Trustee invests contributions primarily in General Motors common stock. Each unit represents a proportionate interest in all of the assets of the GM Common Stock Fund. The number of units credited to each participant's account within an applicable plan will be determined by the amount of the participant's contributions and the purchase price of a unit in the GM Common Stock Fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of GM common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

   Promark Funds - There are Promark funds as investment options for participants in the Plan. These funds have a variety of investment strategies. Participants should refer to the Plan's prospectus for further information regarding the investment strategy of each investment fund option and the risks associated with each investment fund option.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   Assets invested in the Promark funds are expressed in terms of units. The number of units credited to a participant's account within an applicable plan will be determined by the amount of participant's contributions and the current value of each unit in the respective Promark fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value.

   Mutual Funds - This investment option is comprised of many different mutual funds managed by Fidelity Investments, Neuberger Berman Management Inc., Domini Social Investments LLC and SSgA Funds Management, Inc. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus. Effective November 1, 2004, the following funds were added to the Plan: Fidelity Inflation-Protected Bond Fund, and Fidelity Strategic Dividend & Income Fund. Also effective November 1, 2004, the following funds were eliminated from the Plan: Fidelity Trend Fund, Fidelity Disciplined Equity Fund, Fidelity Stock Selector Fund, Fidelity International Discovery Fund (formerly Fidelity International Growth & Income Fund), Fidelity Asset Manager, Fidelity Asset Manager: Income, and Fidelity Asset Manager: Growth.

   Other Investments:

   EDS Common Stock Fund - Effective June 7, 1996, the net assets of Electronic Data Systems ("EDS") were split off from the net assets of the Corporation. As a result, the Class E Common Stock Fund was changed to the EDS Common Stock Fund. No new contributions, loan repayments, or exchanges may be made into the EDS Common Stock Fund. Dividends, if any, paid on the stock held by the Plan will be invested in the Promark Income Fund investment option.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of EDS common stock and by the interest earned on short-term investments held by the fund.

   DIRECTV Group Common Stock Fund - Effective December 23, 2003, GM Class H stock was replaced with DIRECTV Group Common Stock and News Corporation Preferred ADSs at the ratio of 84% and 16% respectively. The DIRECTV Group Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the DIRECTV Group Common Stock Fund will be permitted during that time. Dividends if any paid on the stock held by the Plan will be invested in the Promark Income Fund Investment Option.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of DIRECTV Group common stock and by the interest earned on short-term investments held by the fund.

   News Corporation Non-Voting Common Stock Fund - Effective October 26, 2004, shareholders approved the reorganization of News Corporation. As a result, the News Corporation Preferred ADS fund was eliminated and replaced by News Corporation Non-Voting Common Stock Fund in the Plan.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   On November 4, 2004, News Corporation Preferred ADSs ceased trading on the New York Stock Exchange. Holders of Preferred ADSs received in exchange two shares of News Corporation Non-Voting Common Stock for each ADS held. Accordingly, the News Corporation Preferred ADS Fund was eliminated and the value of units in the fund was converted into units of a new commingled fund known as the News Corporation Non-Voting Common Stock Fund. The News Corporation Non-Voting Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the News Corporation Non-Voting Common Stock Fund will be permitted during that time. Dividends, if any, paid on the stock held by the Plan will be invested in the Promark Income Fund investment option.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of News Corporation Non-Voting common stock and by the interest earned on short-term investments held by the fund.

   Delphi Common Stock Fund - On May 28, 1999, GM completed the spin-off of Delphi Corporation ("Delphi"). In connection with that spin-off, Delphi common stock was distributed to holders of GM $1-2/3 Par Value Common Stock. Such distribution required the addition of the Delphi Common Stock Fund as an investment option. The Delphi Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the Delphi Common Stock Fund will be permitted during that time. Dividends, if any, paid on the stock held by the Plan will be invested in the Promark Income Fund investment option.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock and by the interest earned on short-term investments held by the fund.

   Raytheon Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics Corporation, at the time, a GM subsidiary ("Hughes Defense"), to holders of GM $1-2/3 par value and GM Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon common stock was distributed to holders of GM $1-2/3 par value and Class H common stocks.

   Such distribution required the addition of the Raytheon Common Stock Fund as an investment option. No new contributions or exchanges from any other investment options into the Raytheon Common Stock Fund are permitted. Dividends, if any, paid on the stock held by the Plan will be invested in the Promark Income Fund investment option.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon common stock and by the interest earned on short-term investments held by the fund.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   GM has chosen to invest the General Motors $1-2/3 Par Value Common Stock Fund, the EDS Common Stock Fund, the Raytheon Common Stock Fund, the DIRECTV Group Common Stock Fund, the News Corporation Non-Voting Common Stock Fund, and the Delphi Common Stock Fund in commingled funds managed by State Street Bank and Trust ("State Street"). State Street is responsible for anticipating liquidity needs and maintaining sufficient cash levels to process participant transactions, determining the daily number of shares of each individual common stock to be purchased or sold, and obtaining the best prices for any purchases or sales.

   PARTICIPANT LOANS - Participants may borrow once per year from both their Deferred Savings and After-Tax Savings assets. The amount and term of the loans are limited under the Plan. The loan interest rate will be established once each quarter at a rate equal to the prime lending rate as of the previous quarter-end as published by the Wall Street Journal and will apply to all new loans issued. Loan repayments are generally made through after-tax payroll deductions and are invested in the same discretionary investment options that the participant originally selected for their savings contributions. Interest paid on the loans is credited back to the borrowing participant's account in the Plan. Loans not repaid within the provisions of the Plan are deemed to be distributions from participants' accounts. Balances of participant loans were $426 million and $393 million for 2004 and 2003, respectively.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   o The financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

   o Investments are stated at fair value, except for benefit-responsive investment contracts, which are stated at contract value which approximates fair value, and loans to participants, which are stated at cost which approximates fair value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common & collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions and withdrawals made under the investment contracts, plus credited earnings, that are net of expenses charged to synthetic contract.

   o  Security transactions are recorded on the trade date.

   o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Plan.

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods might differ from those estimates. The Plan utilizes various investment instruments including U.S. Government Securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes, could materially affect the amounts reported in the financial statements.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


C. INVESTMENTS

   All of the investments in the Plan are held in the General Motors Savings Plans Master Trust (the "Master Trust") as more fully described in Note D. The investment in the Master Trust is both participant-directed and non-participant directed.

   The synthetic guaranteed investment contracts ("Contracts") owned by the Plan and held in the Master Trust are recorded at contract value and are fully benefit-responsive in accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans". The Contracts are included in the financial statements at contract value as reported to the Master Trust by the insurance company. Contract value represents contributions and withdrawals made under the investment Contracts, plus credited earnings, that are net of expenses charged to the synthetic contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value of such Contracts approximates fair value as of December 31, 2004 and 2003. Synthetic guaranteed investment contracts operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Master Trust) rather than a separate account of the contract issuer.

   The Contracts provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset quarterly and the Contracts include wrappers that provide that the crediting interest rates cannot be less than zero. The average crediting rate of the synthetic guaranteed investment contracts as of December 31, 2004 and 2003 was approximately 4.79% and 5.12%, respectively. The wrappers are entered into by the Master Trust to stabilize the income generation of the Fund.

   The average yield for the synthetic investment contracts within the Promark Income Fund was approximately 4.5% and 4.9% for the years ended December 31, 2004 and 2003, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

D. THE MASTER TRUST

   The Corporation established the Master Trust pursuant to a trust agreement among the Corporation, Saturn Corporation, and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

   Employee benefit plans participating in the Master Trust as of December 31, 2004 include the following:

   o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
   o The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States ("PSP")
   o Saturn Individual Savings Plan for Represented Members which merged into the PSP on December 31, 2004
   o  General Motors Income Security Plan for Hourly-Rate Employees

   Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   The net investment income of the commingled Master Trust investment funds (the GM $1-2/3 Par Value Common Stock Fund, the EDS Common Stock Fund, the Raytheon Common Stock Fund, the Delphi Common Stock Fund, News Corporation Non-Voting Common Stock Fund, DIRECTV Group Common Stock Fund and the Promark Funds) is allocated by the trustee to each participating plan based on that plan's interest in each commingled Master Trust investment fund, as compared with the total interest in each commingled Master Trust investment fund of all the participating plans at the beginning of the month. For all other investment options, the net investment income is separately earned by the respective employee benefit plan, and is thus recorded separately in the accounting records of the respective plan.

   As of December 31, 2004 and 2003, the Plan had approximately 41% and 38% interest in the Master Trust, respectively.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   The net assets available for benefits of the Master Trust at December 31, 2004 and 2003 are summarized as follows (dollars in thousands):

   ASSETS:                                                2004         2003
                                                     ---------    ---------
      Investments at fair value:
         General Motors Corporation $1-2/3 par
         value common stock                         $3,205,807   $4,145,996

         Electronic Data Systems common stock           50,565       62,815
         Delphi Corporation common stock               154,272      197,925
         DIRECTV Group common stock                    369,937      466,099
         News Corporation non-voting common stock       90,707       94,723
         Raytheon common stock                          78,749       69,696
                                                    ----------   ----------
            Total common stock                       3,950,037    5,037,254

         Mutual funds                                7,157,159    6,473,483
         Common and collective trusts                3,263,963    2,798,171
         Loan funds                                    673,653      651,348
         Other                                         137,688      143,656
                                                    ----------   ----------
      Total investments at fair value               15,182,500   15,103,912

      Investments at contract value-
         Guaranteed investment contracts             6,542,452    6,383,546
                                                    ----------   ----------
      Total investments                             21,724,952   21,487,458

      Receivables-
         Accrued investment income                          81           37
                                                    ----------   ----------
            Total receivables                               81           37
                                                    ----------   ----------
            Total assets                            21,725,033   21,487,495
                                                    ==========   ==========

   LIABILITIES-

      Due to broker for securities purchased             1,590        1,815
                                                    ----------   ----------
   NET ASSETS AVAILABLE FOR BENEFITS               $21,723,443  $21,485,680
                                                    ==========   ==========

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   The total net investment income of the Master Trust for the years ended December 31, 2004 and 2003 are summarized as follows (dollars in thousands):
                                                          2004         2003
                                                     ---------    ---------

   Income from guaranteed investment contracts        $309,743     $319,210
   Interest                                             33,493       39,236
   Dividends                                           161,992      163,945
   Net appreciation (depreciation) in fair
   value of investments:
     General Motors Corporation $1-2/3 par
      value common stock                            (1,012,430)   1,296,970
     Other common stock                                 17,508      273,135
     Mutual funds                                      779,551    1,393,142
     Common and collective trusts                      347,378      585,264
                                                     ---------    ---------
     Total net appreciation                            132,007    3,548,511
                                                     ---------    ---------
   Total net investment income                        $637,235   $4,070,902
                                                     =========    =========

E. TRANSFERS

   On April 12, 1999, the GM Board of Directors approved the complete separation of Delphi by means of a spin-off, which was completed on May 28, 1999. Prior to the spin-off, GM established the Delphi Personal Savings Plan (the "Delphi Plan"), modeled after the Plan. On May 28, 1999, for those employees who elected to do so, assets representing Delphi participants' holdings in the Plan were transferred and reinvested under the corresponding investment options in the Delphi Plan. As a result of the separation, the Delphi Plan was separated from the Plan, and is now administered by Delphi as a separate plan. On a very limited basis, participants may elect to transfer their holdings between the Delphi Plan and the Plan.

   Effective October 1, 2004 Saturn Individual Retirement Plan ("IRP") merged into the Plan. At that time all IRP assets transferred into the Promark Balance Fund.

   Effective December 31, 2004, the Saturn Individual Savings Plan ("ISP") merged into the Plan. At that time all ISP assets transferred directly into identical funds within the Plan.

F. TERMINATION OF THE PLAN

   Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect a participant's interest in assets already in the Plan.

G. FEDERAL INCOME TAXES

   By letter dated May 23, 2000, the IRS has determined and informed the Corporation that the Plan is a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a) and 401(k) and 4975(e) (7) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Corporation has requested, but has not yet received, a determination letter for the Plan amendments made in 2003. The Plan's fiduciary and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Plan's financial statements.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Concluded


H. RELATED PARTY TRANSACTIONS

   The Plan and Master Trust enter into certain related party transactions. These generally include investments with trustees, fund managers, the Corporation and its subsidiaries. Such transactions are within the scope of the investment guidelines.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                    Form 5500, SCHEDULE H, Part IV, Line 4i-
                    Schedule of Assets (Held at End of Year)
                                DECEMBER 31, 2004
                             (dollars in thousands)


    Identity of Issuer, Borrower, Lessor or
    Similar Party                                  Current Value


  * Participant loans, maturing through
    December 31, 2009 with rates ranging
    from 4.0% to 9.5%                                 $426,167
                                                       =======



* Denotes parties-in-interest